Filed by Exelon Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Constellation Energy Group, Inc.

(Reg. No. 333-175162)

On July 27, 2011, Exelon hosted a conference call to review its second quarter 2011 earnings. The following are portions of the earnings release narrative and a transcript and related slides of certain portions of the call relating to the proposed merger with Constellation Energy.

Excerpt of merger-related text in the earnings press release:

Second Quarter and Recent Highlights

•

Proposed Merger with Constellation: On April 28, 2011, Exelon entered into a merger agreement with Constellation which contemplates a stock-for-stock transaction. Constellation is a leading competitive supplier of power, natural gas and energy products and services for homes and businesses across the continental United States. It owns a diversified fleet of generating units, totaling approximately 12,000 megawatts (MW) of generating capacity, and delivers electricity and natural gas through the Baltimore Gas and Electric Company (BGE), its regulated utility in central Maryland.

Constellation’s shareholders will receive 0.930 shares of Exelon common stock in exchange for each share of Constellation common stock. Following completion of the merger, Exelon shareholders will own approximately 78 percent of the combined company and Constellation shareholders approximately 22 percent on a fully diluted basis. The closing of the merger is dependent upon the receipt of all required approvals, including approval of the shareholders of both companies. Exelon and Constellation expect the closing of the merger to occur in early 2012.

Excerpts from the transcript of the earnings conference call relating to the proposed merger:

Stacie Frank – Exelon Corporation – VP, IR

Thank you, and good morning, everyone. Welcome to Exelon’s second-quarter 2011 earnings conference call. Thank you for joining us today.

We issued our earnings release this morning. If you haven’t received it, the release is available on the Exelon website.

The earnings release and other matters we will discuss in today’s call contain forward-looking statements and estimates that are subject to various risks and uncertainties, as well as adjusted non-GAAP operating earnings. Please refer to today’s 8-K and Exelon’s other filings for a discussion of factors that may cause results to differ from management’s projections, forecasts and expectations and for a reconciliation of operating to GAAP earnings.

In addition, during the call, we will be discussing the proposed merger of Exelon Corporation and Constellation Energy Group, Inc. Today’s discussion does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Furthermore, today’s discussion is not a substitute for the Registration Statement on Form S-4 that Exelon filed with the SEC on June 27, 2011, that included a preliminary joint proxy statement prospectus or for the definitive joint proxy statement prospectus and other relevant documents that Exelon will send to its security holders in connection with the proposed merger.

For important additional information regarding the proposed merger, including the risks and uncertainties associated with it, please refer to the earnings release and today’s 8-K, as well as the joint proxy statement prospectus.

Leading today’s call are John Rowe, Exelon’s Chairman and Chief Executive Officer, and Matt Hilzinger, Exelon’s Senior Vice President and Chief Financial Officer. They are joined by other members of Exelon’s senior management team, who will be available to answer your questions. We’ve scheduled 60 minutes for the call.

And I’d like to now turn the call over to John Rowe, Exelon’s CEO.

. . .

John Rowe – Exelon Corporation – Chairman & CEO

Our merger work in Maryland is marching along right on schedule. And one of these days, I’ll wake up retired, hopefully as early as January. So I would really like 2011 to be a good year. And right now, it looks like it’s going to be very good year indeed.

Turning to the merger, we made all of our regulatory filings within a month of announcing the transaction. We filed our S-4 proxy statement with the SEC at the end of June. The FERC and DOJ processes are proceeding on course. The Texas and New York processes are on track. We hope to get a decision in Texas next month and New York before the end of the year. The NRC is likely to complete its review by January. In Maryland, the schedule has been set to have a public service commission decision on January 5, 2012.

If you look at those dates, you see the basis for my hope that we actually can get this all done in January, or perhaps through in February.

We continue to work with the stakeholders in Maryland, including the Governor’s staff. We have several Exelon officers based in Baltimore to ensure that dialogue remains constructive throughout the process. This is one of the lessons we’ve learned from all of our work in New Jersey five years ago; it is, get your own people on the ground, get direct information, and have people get to know you firsthand. So far, everything is on pace and on schedule. I believe we do remain on track to close the merger early next year.

Chris Crane and Mayo Shattuck are in the process of defining the new leadership structure. They will make the announcements -- the first layer of executive management announcements late this summer.

Over the last three months, we have visited with many of you, I’m sure with all of our larger shareholders. And I’m pleased to say the reaction from you has been generally very positive indeed. Nearly everyone I have talked to and my reports from Bill Von Hoene and Stacie and Chris are similar, recognize that this deal works, it makes financial sense from an earnings position, from a cash flow perspective, and from a credit perspective.

The combination of our Generation fleet with Constellation’s customer-facing business provides a strong platform for growth. And the transaction allows us to diversify our fleet across various forms of clean energy and enables us to execute our Exelon 2020 vision for a clean energy future.

Being clean is a competitive hallmark for Exelon. It will become even more advantageous as we move into this new era of EPA regulations. More and more, through a combination of economics, gas prices and pending environmental regulations, we expect to see the market biased toward cleaner forms of energy. . . .

. . .

Matt Hilzinger – Exelon Corporation – SVP & CFO

Cash benefits associated with the nuclear decommissioning trust fund’s special transfer tax deduction item that I described earlier will be realized in 2012. Capitalizing on the financial health of the business, we are able to deploy capital through value-enhancing investments when such opportunities present themselves. This was the case with our $305 million acquisition of Wolf Hollow, a 720-megawatt combined-cycle plant.

This acquisition aligns well with our existing footprint in ERCOT. It works from a financial and credit standpoint, given our existing PPA for 50% of the output of the plant. And it will further complement our combined portfolio once we merge with Constellation. . . .

. . .

Brian Chin – Citigroup – Analyst

Recently, on the merger developments, recently there’s been a few parties that have seemed to signal that further plant divestitures beyond what you guys have announced might be necessary. Can you just provide any comment or color on that?

Bill Von Hoene – Exelon Corporation – EVP, Finance and Legal

We did, as we previously stated, a very careful analysis prior to the filing of our agreement and our filings at FERC and our dealings with the Department of Justice as to what we believed would be the necessary divestitures with reference to the tests that are applied by those groups. We believe the divestitures that we proposed, which, as you know, is about 2,700 megawatts, are sufficient to meet those tests. And we’re aware of the filings; I think you’re probably referencing in FERC the recent interventions at FERC last week. But we do not believe that we will be required to do additional divestitures to meet the tests that those entities have historically used.

Paul Fremont – Jefferies – Analyst

Just as a quick follow-up to Brian’s question, based on what the PJM Market Monitor was recommending, how would that affect the proposed 2,700 megawatts, and would it potentially delay the timeline for approval at either DOJ or FERC?

Bill Von Hoene – Exelon Corporation – EVP, Finance and Legal

Paul, as you know, the intervention by the Market Monitor did not recommend any specific additional divestiture, but did indicate that in the Market Monitor’s view, that additional divestiture would be required, without quantifying that. As we studied that, and we just got this last week, the things we would note is that the analysis performed by the Market Monitor differs significantly from the type of analysis that has been typically performed by FERC.

And so the application of that analysis would be new. It would be something that FERC had not done in prior mergers. So, our expectation is that FERC will continue to apply the standards and the analyses it has used and that we meet those tests, and that the Market Monitor’s depiction deploying different tests that FERC has not used will not control.

What FERC will determine is whether, based on the interventions, a hearing is necessary, and were there to be a hearing ordered by FERC, that would prolong the proceedings. But we don’t expect that that will happen, and we think we’ll be able to address all of the interveners in a way which is consistent with other approval before FERC will obviate the need for any additional hearing and will keep us on schedule.

Paul Fremont – Jefferies – Analyst

Also, when you announced the merger, you had initially talked about announcing the first level of reports within a 90-day period. That looks like it’s been delayed. Is there something we should think about that’s sort of driving the delay in that announcement?

John Rowe – Exelon Corporation – Chairman & CEO

I think the only thing that’s affecting the delay, since we reviewed some of it with our Board just yesterday, is just when and how to communicate to certain people. We are trying very hard to keep this a happy merger in both companies. And right now it is, and I think we’re going to try to keep a soft hand to make certain it stays that way.

Excerpt from the slides used during the earnings conference call relating to the proposed merger:

Stakeholder	Status of Key Milestones	Filed	Approved
Securities and Exchange Commission (SEC) (File No. 333-175162)	• Filed S-4 Registration Statement June 27, 2011 • Shareholder approval anticipated in Q3 2011	●	
Department of Justice (DOJ)	• Submitted Hart-Scott-Rodino filing on May 31, 2011 for review under U.S. antitrust laws • Approval expected by January 2012	●	
Federal Energy Regulatory Commission (FERC) (Docket No. EC 11-83)	• Filed merger approval application and related filings on May 20, 2011, which assesses market power-related issues • Approval expected in Q4 2011	●	
Nuclear Regulatory Commission (Docket Nos. 50-317, 50-318, 50-220, 50-410, 50-244, 72-8, 72-67)	• Filed for indirect transfer of Constellation Energy licenses on May 12, 2011 • Approval expected by January 2012	●	
Maryland PSC (Case No. 9271)	• Filed for approval with the Maryland Public Service Commission on May 25, 2011 • Approval expected by January 2012	●	
New York PSC (Case No. 11-E-0245)	• Filed for approval with the New York State Public Service Commission on May 17, 2011 • Approval expected in Q4 2011	●	
Texas PUC (Case No. 39413)	• Filed for approval with the Public Utility Commission of Texas on May 17, 2011 • Approval expected in Q3 2011	●

Status of Merger Approvals (as of 7/26/11) 1

Significant Events	Date of Event
Filing of Application	May 25, 2011
Intervention Deadline	June 24, 2011
Prehearing Conference	June 28, 2011
Filing of Staff, Office of People Counsel and Intervenor Testimony	September 16, 2011
Filing of Rebuttal Testimony	October 12, 2011
Filing of Surrebuttal Testimony	October 26, 2011
Status Conference	October 28, 2011
Evidentiary Hearings	October 31, 2011 - November 10, 2011
Public Comment Hearings	November 29, December 1 & December 5, 2011
Filing of Initial Briefs	December 1, 2011
Filing of Reply Briefs	December 15, 2011
Decision Deadline	January 5, 2012

Exelon. Constellation Energy

2 Maryland PSC Review Schedule

Cautionary Statements Regarding Forward-Looking Information

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger of Exelon Corporation (Exelon) and Constellation Energy Group, Inc. (Constellation), integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon and Constellation, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication regarding the proposed merger. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (11) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (12) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Exelon or the combined company. Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at www.sec.gov, including: (1) Exelon’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (2) Exelon’s Second Quarter 2011 Quarterly Report on Form 10-Q in (a) Part II, Other Information, ITEM 1A. Risk Factors, (b) Part 1, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Note 13; (3) Constellation’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 12; and (4) Constellation’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011 in (a) Part II, Other Information, ITEM 5. Other Information, (b) Part I, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Notes to Consolidated Financial Statements, Commitments and Contingencies. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the preliminary joint proxy statement/prospectus included in the Registration Statement on Form S-4 that Exelon filed with the SEC on June 27, 2011 in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information and Where to Find it

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. On June 27, 2011, Exelon filed with the SEC a Registration Statement on Form S-4 that included a preliminary joint proxy statement/prospectus and other relevant documents to be mailed by Exelon and Constellation to their respective security holders in connection with the proposed merger of Exelon and Constellation. These materials are not yet final and may be amended. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION about Exelon, Constellation and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the preliminary joint proxy statement/prospectus and definitive joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations, 100 Constellation Way, Suite 600C, Baltimore, MD 21202. Investors and security holders may also read and copy any reports, statements and other information filed by Exelon, or Constellation, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Exelon, Constellation, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in its proxy statement filed with the SEC by Exelon on March 24, 2011 in connection with its 2011 annual meeting of shareholders, and information regarding Constellation’s directors and executive officers is available in its proxy statement filed with the SEC by Constellation on April 15, 2011 in connection with its 2011 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus.